Exhibit (c)(1)

The Mexico Fund, Inc.

September 24, 2008

As announced on September 4, 2008, The Mexico Fund, Inc. (the “Fund”) is paying a distribution of $1.13 per share, the equivalent of 3% of the Fund’s NAV per share on July 31, 2008, pursuant to its Managed Distribution Plan. This notice contains information about the composition of this distribution.

The amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the September distribution and for the current fiscal year:

Distribution Estimates	September 2008		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year 2008 Distributions
Net Investment Income	—	—	$0.6486	9.04%
Net Realized Short-Term Capital Gains	—	—	$0.2489	3.47%
Net Realized Long-Term Capital Gains	$1.1300	100.00%	$6.2743	87.49%
Return of Capital (or other Capital Source)	—	—	—	—

Total Distribution	$1.1300	100.00%	$7.1718	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on August 31, 2008[2]	31.81%
Annualized Distribution Rate (current fiscal year)[3]	20.76%
Current Fiscal Year Cumulative Total Return[4]	-22.24%
Cumulative Distribution Rate (current fiscal year)[5]	17.35%

[1]	The Fund’s current fiscal year began on November 1, 2007.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]	The Current Annualized Distribution Rate is the Cumulative Distribution Rate annualized as a percentage of the Fund’s NAV as of August 31, 2008.

[4]

Fiscal Year-to-date Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2007 through August 31, 2008, including distributions paid and assuming reinvestment of those distributions.

[5]

Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2007 through August 31, 2008) measured on the dollar value of distributions in the year-to-date period as a percentage of the Fund’s NAV as of August 31, 2008.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Plan.

The amounts and sources of distributions reported in this 19(a) notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.